

April 24, 2015

Michael Warsinske
Chief Executive Officer
SYDYS Corporation
7 Orchard Lane
Lebanon, NJ 08833

> **Re:** **SYDYS Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed April 17, 2015**
> **File No. 000-51727**

Dear Mr. Warsinske:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. You state on page 10 that you currently derive revenues from the sale of media inventory from your owned and operated websites and RTB exchanges. Also we note that you create original content targeted toward various markets and for your own and operated websites. Tell us what those websites addresses are. Describe the nature of your RTB exchange seats and how you derive revenues from the sale of media inventory. It is unclear to us whether you own the websites and RTB exchanges or they are your customers' websites or a third party.

2. Tell us about the type of customers you have for each source of revenues.

3. You state throughout the document that you create original content. Tell us what type of original content you create. We note that in your responses to comments nine and twelve you indicate that you purchase editorial content and video production and take title to virtual inventory content. Who supplies you with the virtual inventory?

4. Tell us your relationship with the website publishers that you refer to in your discussion of cost of revenue on page 10.

5. Refer to your response to comment five. You state that "the Company delivers hosted solutions to our customer base utilizing each customer's individual website and hosted exchange through the clients' secure web-based database. We work with our customers technical providers to add our marketing solutions to their product offerings." It appears that you have a platform to deliver your hosted solutions. Please tell us your revenue recognition accounting policy for this source of revenue.

Recent Sales of Unregistered Securities

6. We note your response to comment 11 of our prior letter. Please revise the disclosure in your filing to include the names of the persons or identify the class of persons to whom securities were sold.

Financial statements of OverAdMedia

Note 2 Summary of significant accounting policies

Revenue recognition

7. Your revenue recognition accounting policy appears inconsistent with the description of your business throughout your document. Please revise to address your accounting policy for each revenue source. Please revise your disclosures here and on page 9 accordingly.

     You may contact Charles Eastman, Staff Accountant at 202-551-3794 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at (202) 551-3810 with any other questions.

            Sincerely,

            /s/ Larry Spirgel

            Larry Spirgel
            Assistant Director

cc: Elliot Taylor, Esq.
     Taylor & Associates, Inc.